Exhibit 12.1

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Nine Months ended September 29, 2013	Nine Months ended September 23, 2012	Fiscal Year ended December 30, 2012	Fiscal Year ended December 25, 2011		Fiscal Year ended December 26, 2010	Fiscal Year ended December 27, 2009	Fiscal Year ended December 28, 2008

Fixed charges as defined:
Interest expense	$107,878	$154,601	$198,484	$208,319		$236,004	$121,167	$153,280
One-third of non-cancelable lease rent	2,714	3,100	4,620	3,771		4,071	1,756	1,654

Total fixed charges (A)	$110,592	$157,701	$203,104	$212,090		$240,075	$122,923	$154,934

Earnings as defined:
Earnings (loss) before income taxes	$68,750	$12,558	$85,220	$(24,811)		$29,436	$24,880	$(1,545)
Add fixed charges	110,592	157,701	203,104	212,090		240,075	122,923	154,934

Earnings and fixed charges (B)	$179,342	$170,259	$288,324	$187,279		$269,511	$147,803	$153,389

Ratio of earnings to fixed charges: (B/A)	1.62x	1.08x	1.42x	NM	(1)	1.12x	1.20x	NM	(1)

(1)	The Company’s earnings for the fiscal years ended December 25, 2011 and December 28, 2008 were insufficient to cover fixed charges by $24.8 million, and $1.5 million, respectively.